NEWS RELEASE TSX ■ NOC

December 20, 2007	NR:07-19
CHINA MINMETALS / JIANGXI COPPER BID CIRCULAR AND NORTHERN PERU
COPPER DIRECTORS’ CIRCULAR MAILED IN RESPECT OF C$13.75 OFFER
FOR NORTHERN PERU COPPER
Vancouver, British Columbia – Northern Peru Copper Corp. (“NOC” or the “Company”) and China Minmetals Nonferrous Metals Co., Ltd (“Minmetals”) and Jiangxi Copper Company Ltd. (“Jiangxi”; collectively “the Offerors”) are pleased to announce that the Offerors’ formal bid circular in respect of the offer to acquire the outstanding common shares of NOC at a price of C$13.75 in cash per share has been mailed to NOC’s registered shareholders. NOC has also mailed its directors’ circular recommending that NOC shareholders accept the offer.
On December 6, 2007, NOC and the Offerors announced the Offerors’ intention to make a supported take-over bid for NOC, valuing the total common share capital of NOC at approximately C$455 million. The offer represents a 34% premium to NOC’s volume weighted average price for the 20-day trading period ending on December 5, 2007 and a 21% premium to NOC’s closing price on December 5, 2007, the last trading day prior to the date the Offerors announced their intention to make the offer. All officers, directors and certain major shareholders of NOC, representing approximately 42.5% of the common shares outstanding on a fully-diluted basis, have agreed to tender their shares to the offer pursuant to lock-up agreements entered into with the Offerors.
The offer is open for acceptance until 9:00 pm (Toronto time) on Friday, January 25, 2008, unless extended or withdrawn.
Full particulars of the offer are set out in the offer and circular filed by the Offerors and the directors’ circular filed by NOC. These documents are available on the Canadian Securities Administrators’ website at www.sedar.com, on the United States Securities and Exchange Commission’s website at www.sec.gov and on the NOC website at www.northernperu.com.
NOC shareholders with questions should contact Kingsdale Shareholder Services Inc.
North American Toll Free: 1-800-775-5159
Outside North America, Bank and Brokers Call Collect: +1 (416) 867-2272
Email: contactus@kingsdaleshareholder.com
NOC Contact
Northern Peru Copper Corp
David Strang
Vice President, Corporate Development
1-604-687-0407 (ext. 103)
dstrang@northernperu.com
1550 - 625 Howe Street Vancouver BC Canada V6C 2T6
info@northernperu.com www.northernperu.com T: 604 687 0407 F: 604 687 7041